

New York Stock Exchange
11 Wall Street
New York, NY 10005

January 28, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Depositary Shares Each Representing a 1/40th Interest in a Share of 6.350% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D of CITIZENS FINANCIAL GROUP, INC. under the Exchange Act of 1934.

Sincerely,